Exhibit 1

Publication of Listing Particulars

The following listing particulars have been approved by the UK Listing Authority and are available for viewing:

Listing Particulars dated 21 November 2018 (the “Listing Particulars”) relating to a US$17.2 billion note issue with B.A.T Capital Corporation as issuer and British American Tobacco p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and Reynolds American Inc. each as guarantors.

To view the Listing Particulars and certain documents incorporated by reference therein, please paste the following URL into the address bar of your browser:

https://www.rns-pdf.londonstockexchange.com/rns/1073I_1-2018-11-21.pdf?_ga=2.180716194.488216981.1542808837-1890529473.1502788045

https://www.rns-pdf.londonstockexchange.com/rns/1073I_2-2018-11-21.pdf?_ga=2.180716194.488216981.1542808837-1890529473.1502788045

The full documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

Enquiries

Investor Relations
Mike Nightingale/Rachael Brierley/John Harney
+44 (0)20 7845 1180/1519/1263

British American Tobacco Press Office
+44 (0)20 7845 2888 (24 hours) │@BATPress

British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG

21 November 2018

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Listing Particulars may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Listing Particulars) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Listing Particulars, you must ascertain from the Listing Particulars whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.